

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 14, 2007

<u>via U.S. Mail</u>
Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy Corporation
947 Linwood Avenue
Ridgewood, N.J. 07450

      Re: Ridgewood Energy K Fund, LLC
              Ridgewood Energy L Fund, LLC
              Ridgewood Energy O Fund, LLC
              Ridgewood Energy P Fund, LLC
              Ridgewood Energy Q Fund, LLC
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 30, 2007
              File Nos. 0-51266, 0-51267, 0-51924, 0-51926, 0-51927 respectively
              Ridgewood Energy M Fund, LLC
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed April 11, 2007
              File No. 0-51268

Dear Mr. Gulino:

      We have completed our review of your 2006 Form 10-K's, and related amendments, and do not, at this time, have any further comments.

                            Sincerely,

                            Jill S. Davis
                            Branch Chief

via facsimile
cc: Frank Lawatsch, Jr.
          (212) 916-2940